UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 1)

NEPTUNE WELLNESS SOLUTIONS INC.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

64079L204

(CUSIP Number)

Shohaib Kassam Sumar

13100 Rock Canyon Road

Oklahoma City, OK 73142

(405) 642-1377

with a copy to:

Gregory R. Samuel, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 11, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this Form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 224539106

1.	Names of Reporting Person Shohaib Kassam Sumar
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 850,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 850,000
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by the Reporting Person 850,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.5%*
14.	Type of Reporting Person (See Instructions) IN

*

This calculation is based on 24,117,552 shares of Common Stock of the Issuer outstanding immediately after the May 15, 2023 closing of the Issuer’s public offering of shares of Common Stock, as disclosed in the Issuer’s Prospectus filed pursuant to Rule 424(b)(4), filed with the Securities and Exchange Commission (the “SEC”) on May 12, 2023.

This Amendment No. 1 to the Schedule 13D (“Amendment No. 1”) amends and supplements the initial Schedule 13D filed with the SEC on December 27, 2022 (collectively with this Amendment No. 1, the “Schedule 13D” or the “Statement”). Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings set forth in the Schedule 13D. Except as amended, restated and/or supplemented by this Amendment No. 1, the Schedule 13D remains unchanged.

This Amendment No. 1 is being filed for the purpose of reporting an additional acquisition of shares of the Issuer by the Reporting Person and the related updates and amendments to the Schedule 13D as follows:

Item 3. Source and Amount of Funds or other Consideration

Item 3 is hereby amended and supplemented as follows:

“The Reporting Person acquired an aggregate of 850,000 shares of Common Stock, which are reported herein, in multiple open market transactions for an aggregate purchase price of approximately $3,072,000 (excluding commissions), as further disclosed in Item 5(c) of this Schedule 13D, which is incorporated by reference herein. The source of funds for the purchase of the shares of Common Stock was the personal funds of the Reporting Person and margin account borrowings made in the ordinary course of business. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein.”

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

“(a)	The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person is stated in Items 11 and 13 on the cover page hereto.

(b)	Number of shares as to which the Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

(c)	Transactions in the class of securities reported on that were effected during the past sixty days by the Reporting Person are described below.

Transaction Date	Effecting Person(s)	Shares Acquired	Shares Disposed	Price Per Share (1)	Description of Transaction
05/11/2023	Shohaib Kassam Sumar	250,000	0	$0.24	Open market

(1)	Average price per share excluding commissions.

Except as otherwise described herein, no transactions in the Common Stock were effected during the past sixty days by the Reporting Person.

(d)

No other person is known to the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock covered by this Schedule 13D.

(e)	Not applicable.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 31, 2023

SHOHAIB KASSAM SUMAR

By:	/s/ Shohaib Kassam Sumar
Name:	Shohaib Kassam Sumar